UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.           Intelligent Content Enterprises Inc., News Release issued on September 20, 2016 as filed on Sedar on September 21, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 22, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina Title: Chief Executive Office

ITEM 1

Catch Star Studios and ICE presents Stars and PinStripes on YES Network Featuring Hall of Fame Tennis Legend, John McEnroe, and Dan Lauria Co-Star in Fox’s New Television Show “Pitch”.

New York, NY September 20, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Corporation”) and it proposed license and acquisition partner Catch Star Studios, LLC (“Catch Star Studios”) are pleased to announce that International Tennis Hall of Fame Legend, and native New Yorker, John McEnroe together with celebrated actor and co-star of Fox’s new television series, Pitch, Dan Lauria will headline this month’s episode of Stars and PinStripes series, premiering at 11 pm on Tuesday, September 20th, on the YES Network. This original television and online series is created and produced by Catch Star Studios and Intelligent Content Enterprises and will be broadcast to approximately 12 million households on the YES Network nationwide and will be available globally via online and mobile devices through Digital Widget Factory at www.digiwidgy.com. Show segments will also be available on www.YESNetwork.com.

Stars and PinStripes is hosted by Award-winning YES Network studio host and host of the network’s Yankees Magazine show, Nancy Newman. This month, Stars and PinStripes will feature segments with John McEnroe and Dan Lauria as they discuss their exciting current ventures and favorite Yankees experiences. Viewers will be treated to some very special and exclusive moments with John and Dan only available through this special event.

John McEnroe

John McEnroe was born in 1959 in Wiesbaden, West Germany, at an army base to American parents and a year later the family moved to the New York City borough of Queens. As a former tennis champion, turned tennis analyst, John was inducted into the International Tennis Hall of Fame in 1999. McEnroe was famed for bursting onto the tennis scene, at only 18 years old, with authority by advancing to the 1977 Wimbledon semifinals, eventually eliminated by Jimmy Connors.

One of the most successful players of all time, McEnroe was a dominant force and was as renowned for his on-court skill as for his volatile outbursts during matches, winning 17 major titles, 77 career singles titles (fourth all time), 72 doubles titles and was ranked 1st in the world in both categories. His combined 149 titles are the most in the Open Era. McEnroe also holds the American Davis Cup record for most wins, ties played, years played and singles wins (41).

While both applauded and vilified for his volatile on-court personality McEnroe’s talent was unquestionable as was his New York personae. The late tennis champion, Arthur Ashe, summed up his style in an interview with Sports Illustrated, “Against Connors and Borg, you feel like you’re being hit with a sledgehammer, but McEnroe is a stiletto.” In 1979, McEnroe won the US Open becoming the youngest player to win a major tournament since 1948. That same year he led the US Davis Cup team to victory helping the team to retain the championship.

McEnroe retired as a player in 1992 and began his broadcasting career with NBC covering the French Open. He earned his first Sports Emmy Nomination in 1988 and currently works as an analyst covering such tournaments as the Australian Open, French Open, Wimbledon and the US Open.

In 2010, the John McEnroe Tennis Academy, was opened on Randalls Island in Manhattan. The Academy is based on a 20 court, $18 Million tennis complex that McEnroe opened in collaboration with Claude Okin, managing partner of Sportime New York. The philosophy of the Academy emphasizes short intense periods of tennis training balanced by plenty of time pursuing other sports and activities.

McEnroe is active in philanthropy having devoted a large amount of time to the Arthur Ashe Foundation for the defeat of AIDS and for several years he co-chaired the CityParks Tennis charity benefit, raising funds for New York City’s largest municipal youth tennis program.

Dan Lauria

Dan Lauria was born in 1947 in Brooklyn, New York to Italian-American parents, Dan Lauria is a former US Marine, renowned actor of both stage and screen, large and small.

Lauria began his acting career while attending University on a football scholarship and is best known for his portrayal of Jack Arnold, the father on the television series, The Wonder Years that ran from 1988 to 1993. He has appeared in numerous films such as Independence Day, Stakeout, Another Stakeout, Life of Lemon as well as over 70 appearances on various television series including Criminal Minds, Law & Order: Criminal Intent, Grey’s Anatomy, How I Met Your Mother, Ghost Whisperer and The Mentalist among others.

Lauria has also performed, directed and written more than 50 professional stage productions. In 2010, Lauria portrayed famed NFL coach Vince Lombardi in the Broadway play Lombardi. The play received excellent reviews and Lauria’s performance particularly drew numerous compliments from sports writers and NFL personalities alike that commented on his uncanny and positively accurate impersonation of the Lombardi. Lauria has also appeared in other Broadway productions such as A Christmas Story: The Musical.

Beginning this television season, Lauria’s is co-starring in Pitch, a new drama premiering on FOX this fall which follows a young baseball pitcher who defies the odds and becomes the first woman to play in the Major Leagues. Lauria will play Al Sciutto, the team’s manager in a cast that includes Mark-Paul Gosselaar and Elisabeth Shue. For further information, please visit www.fox.com/Pitch

Stars and PinStripes airs monthly on the YES Network, with segments of each episode also available through www.digiwidgy.com as online and mobile webisodes enhanced with closed caption language-translation technology available in over 50 different global languages, seamlessly translated to the appropriate language for each geographic viewing experience.

This digital broadcast of Stars and PinStripes will feature Clix.Video™ (www.clix.video and http://catchstarstudios.com/welcome-to-clix-video/) an interactive video marketing applications designed by Catch Star Studios’ technology team. Among its many technical and marketing features, Clix.Video™ allows users to “see the item in the video” and then click on the custom icons that move with the item as the video plays, to learn more about the item, share it with others or buy it – instantly, in almost any language, creating an interactive local, national or global information, social or revenue event. Clix.Video™ provides a richer, deeper consumer experience related to video content.

The previously announced agreement for ICE to license to acquire all the technology, production and client operations owned and operated by Catch Star Studios is in its final stage and expected to close shortly.

About Catch Star Studios, LLC

Catch Star Studios provides original programming, distribution, development services, management and technologies that creates new and enables existing sport and other branded content to be consumed globally through traditional and online media channels. Catch Star Studios also develops and executes world class engagement initiatives enabling brands to extend global video content, reach advertising and direct revenue opportunities through Catch Star Studios’ proprietary “in video” interactive marketing platform, Clix.Video™. To view a demonstration of Clix.Video’s capabilities, a demo video is available at http://catchstarstudios.com/welcome-to-clix-video/ .. For more information, please visit www.catchstarstudios.com and www.clix.video

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. (“ICE”) is an emerging Media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven proving an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy is to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s Digital Widget Factory www.digiwidgy.com provides the baseline infrastructure and technology platform enabling content and media to be disseminated globally, efficiently and effectively, creating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises is a publicly traded company on the OTCQB Markets under the symbol “ICEIF”

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 6-K filings with the Securities and Exchange Commission.